December 15, 1998



Joe K. Johnson
Leonard W. Burningham, Esq.

Hand Delivered!

Re: Issuance of compensatory shares of common stock of A.X.R. Development Corporation, Inc., a Nevada corporation (the "Company"), to Joe K. Johnson and Leonard W. Burningham, Esq., consultants, to be registered on Form S-8 of the Securities and Exchange Commission

Dear Messrs. Johnson and Burningham::

          Pursuant to our discussions this morning, I represent the Company and have been engaged to prepare a Registration Statement on Form S-8 of the Securities and Exchange Commission for the registration of the securities to be issued to you under a written compensation agreement to be prepared by this office.

          I have prepared a brief Memorandum of the proposed amendments of the Securities and Exchange Commission to this Form, and have enclosed a copy thereof for your review.

          Please review this Memorandum and advise me in writing of the types of services you are to render, and please facsimile me a copy of this Memorandum, with your typed comments (I cannot scan hand written notations for an EDGAR filing), indicating, if applicable, that these prohibitions do not relate to you or the services you are to render. If you provide separate hand written comments, I will be happy to have them typed on this Memorandum.

          With respect to Mr. Johnson's services, I would like a detailed explanation of all "non-capital raising" services rendered, including dates, if applicable, and any "due diligence" report concerning Dancor, Inc., a Delaware corporation.

          Thank you very much.

                              Yours very sincerely,

                              /s/Branden T. Burningham
                              Branden T. Burningham


cc.       A.X.R. Development Corporation, Inc.